UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-14003

CUSIP Number 68210P107

(Check One):	[_] Form 10-K	[_] Form 20-F	[_] Form 11-K	[X] Form 10-Q
	[_] Form 10-D	[_] Form N-SAR	[_] Form N-CSR

For Period Ended: September 30, 2014

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Omega Protein Corporation

Full Name of Registrant

Former Name if Applicable

2105 City West Blvd., Suite 500

Address of Principal Executive Office (Street and Number)

Houston, Texas 77042

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Omega Protein Corporation (the “Company”) has determined that the Company requires additional time to complete its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (the “Quarterly Report”). As previously reported, on September 5, 2014, the Company completed its acquisition of Bioriginal Food & Science Corp., a corporation incorporated under the laws of the Province of Saskatchewan. Due to the complexity of the purchase price allocation and converting generally accepted accounting principles in Canada to the generally accepted accounting principles in the United States of America, the Company is unable to compile the information required to be included in the Quarterly Report in sufficient time to permit its timely filing without unreasonable effort or expense. The Company intends to file the Quarterly Report on or before Monday, November 17, 2014.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

John D. Held	(713)	623-0060
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Omega Protein Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 3, 2014	By:	/s/ John D. Held John D. Held Executive Vice President and General Counsel